Exhibit 99.1

ENERPLUS ANNOUNCES CASH DISTRIBUTION FOR DECEMBER 2010

CALGARY, Nov. 30 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX - ERF.un, NYSE - ERF) is pleased to announce that a cash distribution in the amount of CDN$0.18 per unit will be payable on December 20, 2010 to all Enerplus Unitholders of record on December 10, 2010. The ex-distribution date for this payment is December 8, 2010.

The CDN$0.18 per unit distribution is equivalent to approximately US$0.18 per unit if converted using a Canadian/US dollar exchange ratio of 1.02. The U.S. dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Holders of Enerplus Exchangeable Limited Partnership Class B units of record on December 10, 2010 will be eligible to receive a distribution of CDN$0.0765 per unit on December 20, 2010 based on the exchange ratio of 0.425 of an Enerplus trust unit for each Enerplus Exchangeable Limited Partnership Class B unit.

Electronic copies of our financial statements, press releases, and other public information are available on our website at www.enerplus.com.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Resources Fund

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Resources Fund

CNW 06:00e 30-NOV-10